FORM 4

           U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

          Filed pursuant to Section 16(a) of the Securities
          Exchange Act of 1934, Section 17(a)
          of the Public Utility Holding Company Act of 1935
or
          Section 30(f) of the Investment Company Act of
1940

                    Check this box if no
               longer subject to
               Section 16.  Form 4
               or Form 5 obligations
               may continue.  See
               Instruction 1(b).

1.   Name and Address of Reporting Person

     Robichaud      Rene      J.
     (Last)              (First)        (Middle)

     NS Group, Inc.
             530 West Ninth Street
     (Street)

     Newport        Kentucky  41071
     (City)              (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     NS Group, Inc.  (NSS)

3.   IRS Identification Number of Reporting Person, if an
     Entity (Voluntary)

4.   Statement for Month/Year
     10/00

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          X    Director
          X    Officer (give title) President and Chief
     Executive Officer
               10% Owner
               Other (specify)

7. Individual or Joint/Group Filing (Check applicable line)
     X    Form filed by one Reporting Person
          Form filed by more than one Reporting Person
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)
     Common Stock

2.   Transaction Date (Month/Day/Year)
     10/18/00

3.   Transaction Code (Instr. 8)

     Code           V
     I              V

4.   Securities Acquired (A) or Disposed of (D)  (Instr. 3,
     4 and 5)

     Amount              (A) or (D)          Price
     22,192 shares                          A
     $9.00/share

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)
     22,192 shares

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 3
     and 4)
     I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     Shares owned as of October 18, 2000 in the NS Group,
     Inc. Salaried Employees' Retirement Savings Plan

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
     Stock Option (right to buy) See Note 1

2.   Conversion or Exercise of Price of Derivative Security
     $17.625

3.   Transaction Date (Month/Day/Year)
     5/8/00

4.   Transaction Code (Instr. 8)
     A

5.   Number of Derivative Securities Acquired (A) or
     Disposed of (D) (Instr. 3,4, and 5)
     14,400 (A)

6.   Date Exercisable and Expiration Date
     (Month/Day/Year)

     Date Exercisable         Expiration Date
     See Note 1               5/8/10
7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)

     Title                    Amount or Number of Shares
     Common Stock                  14,400 shares

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially
     Owned at End of Month (Instr. 4)
     14,400

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
     D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

/s/  Rene J. Robichaud             October 23, 2000

Signature of Reporting Person           Date


Explanation of Responses:
Acquired on 5/8/00 pursuant to 1995 Stock Option and Stock Appreciation Rights Plan in a transaction exempt pursuant to Rule 16(b)(3). Exercisable in annual increments of 33 1/3% beginning with the first anniversary of date of grant.